May 14, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Legacy Reserves Inc.

Registration Statement on Form S-4

Filed April 6, 2018

File No. 333-224182

Legacy Reserves LP

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 23, 2018

File No. 1-33249

Dear Mr. Reynolds:

Set forth below are the responses of Legacy Reserves Inc., a Delaware limited liability company (“New Legacy”) and Legacy Reserves LP, a Delaware limited partnership (the “Partnership” and, together with New Legacy, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2018, with respect to (i) New Legacy’s Registration Statement on Form S-4 filed with the Commission on April 6, 2018, File No. 333-224182 (the “Registration Statement”), and (ii) the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2017 filed with the Commission on February 23, 2018, File No. 1-33249.

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR in response to the Staff’s comments.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Legacy Reserves Inc.

Form S-4

Questions and Answers, page 1

What will limited partners receive in the Corporate Reorganization?, page 2

1.	Please reconcile the disclosure here that immediately following the Corporate Reorganization, the former unitholders (other than the Partnership, the Partnership GP, members of the Partnership GP and their affiliates) will own approximately 69.2% of the common stock of New Legacy with the disclosure on page 12 which provides that the public stockholders will own 86.55% of New Legacy.

Response: We acknowledge the Staff’s comment and have revised our disclosure to clarify the ownership of the former unitholders following the Corporate Reorganization. Please see page 2 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 18

2.	We note your disclosure here and under the tax section beginning on page 107 that the receipt of common stock in exchange for units or preferred units pursuant to the merger agreement is generally intended to qualify as an exchange described under Section 351 of the Internal Revenue Code. As such, you further disclose that other than with respect to cash received in lieu of fractional shares, you intend to take the position that U.S. holders will “generally recognize no gain or loss” (or cancellation of indebtedness income) on their receipt of common stock in exchange for units or preferred units. Moreover, you disclose in a risk factor on page 30 and on page 107 that no ruling has been requested with respect to the tax consequences of the merger. Accordingly, please revise to provide an opinion regarding tax matters as these tax consequences appear material to an investor, and revise your disclosure accordingly. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (October 14, 2011), available at www.sec.gov.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will file a tax opinion as Exhibit 8.1 in a subsequent amendment to the Registration Statement. We have also revised the Exhibits Index in Amendment No. 1 accordingly. Please see page II-3 of Amendment No. 1.

Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 26

3.	We note the pro forma adjustment for the acceleration of vesting dates associated with outstanding awards under your long term incentive plan upon consummation of the Corporate Reorganization. Please confirm the amounts disclosed include amounts related to impact of the New Legacy long term incentive plan awards and potential payments to certain executive officers in connection with the Corporate Reorganization as disclosed on page 65.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that all potential payments to certain executive officers associated with currently outstanding awards are included in our pro forma presentation. However, as the Partnership has historically made long term incentive grants along with annual salary adjustments, amounts related to the New Legacy long term incentive plan have been excluded as these are components of recurring annual compensation. In addition, any compensation expense associated with the New Legacy long term incentive plan awards is not materially different than those recognized in our historical financial statements.

4.	Please expand your discussion of pro forma adjustments to address the acquisition of the General Partner of Legacy Reserves LP by New Legacy to be completed in connection with the Corporate Reorganization.

Response: We acknowledge the Staff’s comment and have revised our disclosure to address the acquisition of the General Partner of Legacy Reserves LP by New Legacy to be completed in connection with the Corporate Reorganization. Please see page 26 of Amendment No. 1.

5.	Please expand your discussion of pro forma adjustments to account for expected cash payments in lieu of fractional shares to be issued in the conversion of the Preferred Series A and B units into New Legacy common stock.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the amount of cash required to be paid in lieu of fractional shares has not been included in the unaudited pro forma financial information included in the Registration Statement because such amount is not expected to be material and cannot be determined until the consummation of the Corporate Reorganization. We have also revised our disclosure to clarify this. Please see pages 10, 26 and 73 of Amendment No. 1.

6.	We note your discussion of pro forma adjustments related to becoming a taxable entity within the statement of operations, which states that the tax benefit using the federal statutory rate would be offset by a full valuation allowance. Please expand your disclosure to provide additional quantitative information to address the pro forma impact of becoming a taxable entity on your balance sheet. Such disclosure should be sufficiently detailed to separately identify your expected deferred tax position and to explain the effects of valuation allowances or historical loss carryforwards on the pro forma adjustments to the balance sheet and statement of operations. Your disclosures should also address the impact of the Tax Cuts and Jobs Act enacted in December 31, 2017. Refer to Staff Accounting Bulletin No. 118 for further guidance.

Response: We acknowledge the Staff’s comment and have revised our disclosure to address the pro forma impact of becoming a taxable entity on our balance sheet. Please see page 26 of Amendment No. 1.

Risk Factors, page 28

New Legacy does not expect to pay dividends on its common stock for the foreseeable future, page 45

7.	Please expand the risk factor or include a separate risk factor to clarify that upon the approval of the reorganization and merger agreement, you do not expect to make distributions on the unpaid distributions on the Preferred Units.

Response: We acknowledge the Staff’s comment and have revised our disclosure to clarify in a revised risk factor that upon the approval of the reorganization and merger agreement, we do not expect to make distributions on the unpaid distributions on the Preferred Units. Please see page 46 of Amendment No. 1.

The value of shares you receive in connection with the Corporate Reorganization may be diluted, page 45

8.	Please revise to disclose the material terms of the registration rights agreement with the Founding Investors. In this regard, the registration rights agreement filed as Exhibit 4.2 appears to provide that such investors can immediately demand registration of all or part of such investors’ registerable securities upon completion of the Corporate Reorganization.

Response: We acknowledge the Staff’s comment and have revised our disclosure to disclose the material terms of the registration rights agreement with the Founding Investors. Please see pages 46 and 47 of Amendment No. 1.

The Special Meeting, page 49

Proposal 1 – Approval of the Merger Agreement and New Legacy Merger, page 49

9.	Please clarify your disclosure here and throughout that a unitholder’s approval of the merger agreement is an approval of the reorganization of your business from a master limited partnership to a corporation.

Response: We acknowledge the Staff’s comment and have revised our disclosure to clarify that a unitholder’s approval of the merger agreement is an approval of the reorganization of our business from a master limited partnership to a corporation. Please see pages 1, 13 and 51 of Amendment No. 1.

The Corporate Reorganization, page 54

Background of the Corporate Reorganization, page 54

10.	You disclose that after attempts to raise additional third-party capital did not succeed, the Partnership and Kirkland evaluated alternatives to reorganize the Partnership that did not involve additional investments, and in October and November 2017 explored “structuring alternatives” to reorganize the Partnership that ultimately became the Corporate Reorganization. Please elaborate on the alternatives considered, and explain why you decided on the ultimate form of the Corporate Reorganization and/or why it was favored over the various alternatives considered.

Response: We acknowledge the Staff’s comment and have revised our disclosure to discuss an alternative structure that we considered prior to deciding on the ultimate form of the Corporate Reorganization, as well as our rationale for not choosing to pursue that alternative structure. Please see page 58 of Amendment No. 1.

11.	We note that the Conflicts Committee hired Evercore as a financial advisor to evaluate and advise you regarding the implications of the potential reorganization. Given that you retained this advisor, please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any outside party. Please provide us your analysis as to whether such opinions are materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that neither we nor the Conflicts Committee have received any report, opinion or appraisal materially relating to our transaction from any outside party, including Evercore. Evercore provided analysis on the valuation of the Partnership GP based on their own review of publicly available precedent transactions, which was not material to the Merger or the Corporate Reorganization. This information was provided for the purpose of informing negotiations around the purchase of the Partnership GP and did not include any opinion or conclusion regarding the valuation of the Partnership GP. Evercore was not retained by the Conflicts Committee to, and did not, render any opinion or otherwise offer any conclusions to the Conflicts Committee or us in connection with the Merger or the Corporate Reorganization. Given the limited nature of the services provided by Evercore, we respectfully submit that the requirements of Item 1015(b) of Regulation M-A are not applicable to the written materials prepared by Evercore.

Comparison of the Rights of Stockholders and Unitholders, page 75

12.	We note your disclosure regarding the comparison of the material rights of unitholders governed by the Partnership Agreement and the Delaware LP Act and those of stockholders that will be governed by the DGCL and New Legacy’s amended and restated certificate of incorporation and bylaws. Please provide an analysis with respect to why you are not required to present as separate proposals each provision of New Legacy’s amended and restated certificate of incorporation and bylaws that differ in material respects from the Partnership Agreement. For example, we note various provisions of New Legacy’s amended and restated certificate and bylaws that appear to substantively affect shareholder rights which are not contained in the Partnership Agreement, including:

•	a classified board of directors;

•	exclusive forum; and

•	supermajority voting provisions, to amend, alter, repeal or rescind: the certificate of incorporation or bylaws; provisions providing for a classified board of directors; and the provisions regarding resignation and the removal of directors.

Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a- 4(a)(3) Generally, available on our website.

Response: We acknowledge the Staff’s comment regarding whether we are required to present as separate proposals each provision of New Legacy’s amended and restated certificate of incorporation and bylaws (the “New Legacy Organizational Documents”) that differ in material respects from the Partnership Agreement. We respectfully submit that we do not believe that the changes contemplated in the Merger Agreement, including the forms of the New Legacy Organizational Documents, should be unbundled under Rule 14a-4(a)(3) under the Exchange Act.

Rule 14a-4(a)(3) under the Exchange Act provides that a registrant’s proxy statement “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters...” The purpose of the unbundling rule of Rule 14a-4(a)(3) is to permit equityholders to communicate their views on each of the matters put to a vote, and not to be compelled to approve parts of packaged matters they might not approve if presented independently.

In this case, the effect of the Merger and Corporate Reorganization is that unitholders of Legacy Reserves LP, a Delaware limited partnership, will become stockholders of Legacy Reserves Inc., a Delaware corporation. Because, effectively, the form of entity is changing from a limited partnership to a corporation, it necessarily follows that the organizational documents must also change. We submit that all the changes contained in the New Legacy Organizational Documents are inextricably linked components and not a series of related but separate matters that the unitholders are being asked to approve. As such, we believe that the elements of the Merger Agreement, including any differences between the New Legacy Organizational Documents and the Partnership Agreement, comprise a unitary manner, which is to facilitate the Corporate Reorganization, and are inextricably intertwined.

We believe that unitholders of the Partnership who vote in favor of the Merger, and effectively the Corporate Reorganization, are doing so to become stockholders of a corporation as opposed to being unitholders of a limited partnership. As noted in the section titled “Recommendation of the GP Board and Reasons for the Corporate Reorganization” beginning on page 61 of Amendment No. 1, the GP Board approved the Merger as a result of the GP Board’s determination that, following widespread bankruptcy filings and the destruction of nearly all of the collective equity value of the Partnership’s upstream MLP peers, investor confidence in the upstream MLP sector has eroded, and the Partnership’s assets and growth development plan are no longer best suited for the yield-based MLP sector. A limited partnership is very different from a corporation. As a result, a reorganization from a limited partnership into a corporation must include significant changes to its structure and organizational documents, including changes to the rights of the equity holders. These material differences include the fiduciary duties owed by the general partner/board, the ability to elect and/or remove the general partner, voting rights, authorized capital and the tax treatment of security holders; provisions which by necessity will be materially different between a limited partnership and a corporation.

Additionally, we note the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (the “Supplement”) states that the guidance contained therein “would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.” Under the Partnership Agreement, which in a limited partnership is the contractual arrangement governing the Partnership which the unitholders agreed upon when they became equityholders of the Partnership, there are certain amendments to the Partnership Agreement which can be adopted solely by the Partnership GP without the approval of any other partner. Pursuant to Section 13.1(i), the Partnership GP may amend the Partnership Agreement for any amendment effected, necessitated or contemplated by a merger agreement approved in accordance with Section 14.3. Section 14.3 provides the means by which a merger agreement must be approved, which is that upon approval by the Partnership GP it must be submitted to a vote of the unitholders. Further pursuant to Section 14.5 of the Partnership Agreement, any merger agreement approved in accordance with the Partnership Agreement may effect any amendment to the Partnership Agreement. Therefore, pursuant to the Partnership Agreement, the unitholders have the right to vote upon the Merger Agreement as a whole, including the terms of the New Legacy Organizational Documents, and not each element of New Legacy Organizational Documents, which is what the unitholders are being asked to do in the Registration Statement.

Further, we note that in describing the situation in which unbundling is not required in the Supplement, the Staff specifically makes an exception to Rule 14a-4(a)(3) “when the company whose shareholders are voting on the transaction already had the same or comparable provision in its charter or bylaws before the transaction was negotiated.” Under Section 7.2 of the Amended and Restated Limited Liability Company Agreement of the Partnership GP (the “GP LLC Agreement”), there are certain negative control rights of the members of the Partnership GP (the “Members”). The GP Board cannot take any action without the consent of the Members that “would have, or would reasonably expected to have, a material effect, directly or indirectly, on the Members’ interests in the [Partnership GP].” The GP LLC Agreement lists certain “extraordinary matters” that, among others, would require the consent of the Members, which includes a merger, sale of the company or a material amendment of the GP LLC Agreement or the Partnership Agreement. Additionally, under the current Partnership Agreement and GP LLC Agreement, there are contractual restrictions placed on the unitholders. Specifically, under the definition of “Outstanding” in the Partnership Agreement, if a unitholder beneficially owns 20% or more of the outstanding units, subject to certain exceptions, those units will no longer be considered outstanding and will not be voted on any matter. We believe that the changes in the New Legacy Organizational Documents, particularly those mentioned in your comment, are comparable, and in any event, no more restrictive than what the Partnership already has in place, and it is unnecessary to unbundle such provisions because the policy concerns of Rule 14a-4(a)(3) are not implicated in these contexts.

Classified Board

The purpose of a classified board of directors is to deter a hostile bidder or takeover from gaining control of the board, requiring such bidder to wait for elections to be held for each specific class. Under the GP LLC Agreement, even if a hostile bidder reconstituted the board, the new board would be severely restricted in its ability to lead the Partnership in any direction without the consent of the Members based on the Members’ expansive negative control rights, and could not effect a merger of the limited partnership without the consent of the Members. A staggered board in the corporate context under the New Legacy Organizational Documents provides similar protections to New Legacy against a hostile takeover, without the Members having negative control rights and ultimately providing the stockholders a larger voice in the direction of New Legacy.

Exclusive Forum

The SEC has historically allowed companies to include exclusive forum provisions in this context without the need for unbundling because the company would be able to make such amendment without stockholder approval (see, e.g., Response Letter to Staff Comments, Home-Milan Holdings, Inc., dated April 20, 2015; Response Letter to Staff Comments, Macquarie Infrastructure Company LLC, dated March 18, 2015). Although there is no “Exclusive Forum” provision in the Partnership Agreement, under the terms of the New Legacy Organizational Documents, and similar to the examples cited above, the board of New Legacy will be able to amend the bylaws without stockholder approval, and therefore, following the reorganization, would be able to insert an exclusive forum provision without further stockholder approval at a later date if such provision was not contained in the New Legacy Organizational Documents at the outset.

Supermajority Provisions

As discussed above, under the GP LLC Agreement, the Members must consent to any material change to either the GP LLC Agreement or the Partnership Agreement. Additionally, pursuant to the Partnership Agreement, subject to certain exceptions, amendments to the Partnership Agreement may only be proposed by the Partnership GP. In connection with the Corporate Reorganization, New Legacy is purchasing Partnership GP, which will effectively negate the negative control rights of the Members. Similar to the discussion above concerning a classified board, under the Partnership Agreement, it would be exceedingly difficult for holders to make similar changes to the Partnership Agreement as are contemplated as requiring a supermajority voting requirement in the New Legacy Organizational Documents, as the Members would have to consent to any such amendment. These supermajority provisions in the New Legacy Organizational Documents are therefore a way to carry over the existing protections in the GP LLC Agreement and the Partnership Agreement, while ultimately giving stockholders of New Legacy more say in the direction of New Legacy following the Corporate Reorganization.

Finally, we believe that separating out each change in the New Legacy Organizational Documents would create additional confusion among the Partnership’s unitholders and distract the unitholders from the key decision before them of whether to approve the Merger and, effectively, the Corporate Reorganization. As discussed above, the change from a limited partnership to a corporation will inherently contain many changes. If each change in the New Legacy Organizational Documents were presented separately, this would add unnecessary confusion and would unnecessarily encumber the proxy solicitation process.

For these reasons, we respectfully submit that providing unitholders the right to vote separately on each material modification contained in the New Legacy Organizational Documents in this case would not serve the purpose intended by Rule 14a-4(a)(3) under the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership, page 112

Capital Resources and Liquidity, page 121

13.	We note that you expect to fund your planned 2018 capital expenditures of approximately $225 million with cash on hand and cash flow from operations. Revise to provide additional detail supporting this statement as it appears that your planned capital expenditures are in excess of your cash at December 31, 2017 and cash flows from operating activities during the fiscal year ended December 31, 2017. For example, address in greater detail the extent to which expected increases in cash flow from operations will fund capital expenditures. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33- 8350 regarding liquidity and capital resources.

Response: We acknowledge the Staff’s comment and have included in Amendment No. 1 disclosure relating to the quarter ended March 31, 2018 that is responsive to the Staff’s comment. Please see pages 124 to 126 of Amendment No. 1.

Business of the Partnership, page 137

Development Activities, page 139

14.	Tell us why the additions in proved undeveloped reserves associated with wells drilled during the year, including offset wells, were included as part of the line item “additions due to performance” rather than presented under a separate line item such as extensions and discoveries.

Response: We acknowledge the Staff’s comment and have revised our disclosure to present extensions and discoveries under a separate line item. Please see page 144 of Amendment No. 1.

15.	Expand your disclosure to provide an appropriate explanation for the changes in proved undeveloped reserves related to the line item captioned “other.” Refer to Item 1203(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to provide an explanation for the changes in proved undeveloped reserves related to the line item captioned “other.” Please see page 144 of Amendment No. 1.

16.	Tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2017 will not be developed within five years of the initial disclosure of these reserves. To the extent there are material amounts of such reserves, expand your disclosure to disclose the net quantities and provide an explanation of the circumstances that would justify a time period longer than five years. Refer to Item 1203(d) of Regulation S-K and the answer to Question 131.03 in the Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and have revised our disclosure to confirm that none of our proved undeveloped reserves disclosed as of December 31, 2017 are expected to be developed on a date more than five years from the date of the initial disclosure of the reserves. Please see page 148 of Amendment No. 1.

Proved Reserves, page 141

17.	Expand the tabular disclosure of proved developed and proved undeveloped reserves to additionally present the net quantities by individual product type of oil, natural gas liquids and natural gas. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised our disclosure to present the net quantities of proved developed and proved undeveloped reserves by individual product type of oil, natural gas liquids and natural gas. Please see page 147 of Amendment No. 1.

Audited Consolidated Financial Statements of Legacy Reserves LP

Consolidated Statements of Operations, page F-4

18.	Present the pro forma impact of the Corporate Reorganization to reflect adjustments for taxes and earnings per share on the face of your historical statements.

Response: We acknowledge the Staff’s comment and have revised our disclosure to present the pro forma impact of the Corporate Reorganization to reflect adjustments for taxes and earnings per share on the face of our historical statements. Please see pages F-5 and F-33 of Amendment No. 1.

Notes to Consolidated Financial Statements

Supplementary Information

Net Proved Oil, NGL and Natural Gas Reserves (Unaudited), page F-34

19.	Refer to the change categories described in FASB ASC 932-235-50-5 and tell us how you determined that the changes from drilling and recompletions should be presented as revisions (to previous estimates) rather than as extensions and discoveries. Also provide us with an explanation for the disclosure of negative reserve changes in 2015 and 2016 under the line item extensions and discoveries.

Response: We acknowledge the Staff’s comment and have revised our disclosure to conform our reserves presentation to be consistent with the change categories as described in FASB ASC 932-235-50-5. Please see page F-64 of Amendment No. 1.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves (Unaudited), page F-36

20.	Tell us if the costs associated with the abandonment of future proved undeveloped locations have been included as part of the development costs used in the calculation of the standardized measure for the periods ended December 31, 2017, 2016 and 2015, respectively. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that costs associated with the abandonment of future proved undeveloped locations have been included as part of the development costs used in the calculation of the standardized measure for the periods ended December 31, 2017, 2016 and 2015, respectively.

21.	Expand your disclosure to provide the future income tax expense that would have been included in the standardized measure if you were not a pass-through entity for income tax purposes. Such disclosure should be sufficiently detailed for the reader to understand the tax impact on your future pretax net cash flows as it relates to your proved oil and gas reserves as well as your consideration of any tax deductions, credits or allowances as noted in ASC 932-235-50-30(c). Refer to Staff Accounting Bulletin Topic 2.D, Question 4.

Response: We acknowledge the Staff’s comment and have revised our disclosure to provide the future income tax expense that would have been included in the standardized measure if we had not been a pass-through entity for income tax purposes. Please see page F-65 of Amendment No. 1.

Exhibits

22.	We note your disclosure on page 15 regarding who will serve as directors of New Legacy upon consummation of the Corporate Reorganization. Please file all consents required by Securities Act Rule 438.

Response: We acknowledge the Staff’s comment and have filed with Amendment No. 1 all consents required by Securities Act Rule 438. Please see Exhibits 99.3 through 99.8 to Amendment No. 1.

Legacy Reserves LP

Form 10-K for Fiscal Year Ended December 31, 2017

23.	Please make corresponding changes to your Exchange Act filings, where appropriate.

Response: We acknowledge the Staff’s comment and respectfully propose to include in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2018, corresponding changes to our discussion of our planned 2018 capital expenditures, our reserves presentation and the supplemental oil and gas disclosures in our financial statements.

Please direct any questions that you may have with respect to the foregoing to, or if any additional supplemental information is required by the Staff please contact, Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786, Michael P. Fisherman of Kirkland & Ellis LLP at (713) 836-3645 or the undersigned at (432) 689-5200.

Very truly yours,

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

Enclosures

cc:	Diane Fritz (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Kevin Dougherty (Securities and Exchange Commission)

Loan Lauren P. Nguyen (Securities and Exchange Commission)

Paul T. Horne (Legacy Reserves Inc.)

Matthew R. Pacey (Kirkland & Ellis LLP)

Michael P. Fisherman (Kirkland & Ellis LLP)

Srinivas M. Raju (Richards Layton & Finger, P.A.)

Kenneth E. Jackman (Richards Layton & Finger, P.A.)